FILED PURSUANT TO RULE 424(b)(3)
                             REGISTRATION NO. 33-97088


PROSPECTUS SUPPLEMENT TO
PROSPECTUS DATED OCTOBER 20, 1995

                  DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN
                         150,000 SHARES OF COMMON STOCK
                                ($2.50 par value)

                                    AMENDMENT

         Second National Financial Corporation (the "Company") has exercised the right granted to it under the Dividend Reinvestment and Stock Purchase Plan (the "Plan") to make a modification to the Plan to delete the 5% discount from market price for shares of the Company purchased on behalf of participants with cash dividends. Beginning with the dividend payable in February of 1998, all purchases of shares of the Company's common stock under the Plan either through investing cash dividends or through optional cash payments will be at 100% of the market value of such common stock determined in accordance with the Plan. All other provisions of the Plan will continue in effect.

         Accordingly, all provisions of the Prospectus dated October 20, 1995, including, without limitation, the portions thereof described as the Summary, the Stock Purchase Procedures, and Income Tax Status, that relate to the 5% discount from market price for cash dividends invested in the Company's common stock are deleted. These provisions are amended as of the date hereof and effective immediately.

         Beginning with the dividend payable in February of 1998, all purchases of shares of the Company's common stock under the Plan either through investing cash dividends or through optional cash payments will be at 100% of the market value of such common stock determined in accordance with the Plan. The effect of the modification to the Plan is that the Company will no longer pay the Plan Administrator the funds to cover the difference between the actual cost of the shares purchased for the Plan and the 95% thereof being supplied from dividends reinvested by participants and paid to the Plan Administrator. Therefore, participants under the Plan will pay 100% of the market value for shares purchased under the Plan. All other provisions of the Prospectus continue in effect.



                   THESE SECURITIES HAVE NOT BEEN APPROVED OR
              THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE
                COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
               OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.


             This Prospectus Supplement is dated December 22, 1997.

                        ----------------------------------
                                     (date)


Second Bank & Trust
P. O. Box 71
Culpeper, Virginia  22701

                  Re:  Termination of Participation in the Stock Purchase Plan
                        of Second National Financial Corporation

Dear Plan Administrator:

                  The undersigned hereby withdraws from the Plan and asks that the undersigned's account be closed and that all shares in the account be delivered to the undersigned as provided in the Plan.

                                                     Very truly yours,




                                    ------------------------------------------
                                    Name of Participant as it appears on the stock records of the Plan


                                    Address of the Plan participant:

                                    ------------------------------------------

                                    ------------------------------------------

                                    ------------------------------------------

                                    ------------------------------------------

                     [Second National Financial Corporation]



                                December 22, 1997



Dear Fellow Stockholder:

                  At its meeting on December 11, 1997, the Board of Directors of the Company modified the Dividend Reinvestment and Stock Purchase Plan of Second National Financial Corporation (the "Plan") to delete the 5% discount from market price for shares of the Company purchased with cash dividends. The Directors determined that the 5% discount was not of sufficient benefit to the Company to be continued, and its removal would reduce the overall cost and administrative burden of the Plan. Beginning with the dividend payable in February, 1998, all purchases of shares of the Company's common stock under the Plan either through investing cash dividends or through optional cash payments will be at 100% of the market value of such common stock determined in accordance with the Plan. All other provisions of the Plan will continue in effect.

                  The Plan continues to offer all of the remaining investment benefits as before. You can continue to purchase conveniently additional shares of Company common stock through the stock purchase feature of the Plan. You will pay no brokerage fees, commissions or service charges for the shares purchased with either your reinvested dividends or optional cash payments. Your dividend will continue to build upon itself. Dividends that are reinvested will purchase additional shares, which will in turn generate additional dividend income. As before, your record-keeping is simplified. The Bank, as Plan Administrator, will continue to send periodic statements advising you on the current status of your Plan account, and you will avoid the need for safekeeping of the stock certificates. For that reason, if you are participating, we urge you to continue to participate in the Plan. However, if you wish to terminate your participation in the Plan, please return the enclosed notification to us as soon as possible. If you would like for your termination to be effective for our upcoming February dividend, please return the notification no later than January 31, 1998. I have also enclosed a Prospectus Supplement describing the changes to the Plan. If you would like a copy of the Prospectus describing the remaining provisions of the Plan, please let us know.

                  As always, we appreciate your continuing support and encourage you to recommend our services to your friends and neighbors.

                                   Cordially,


                                    /s/ Ed Barham
                                   -------------------------------
                                   O. R. Barham, Jr.
                                   President and Chief Executive Officer

Enclosures